

February 12, 2013

<u>**Via E-Mail**</u>

David W. Sass, Esq.
McLaughlin & Stern, LLP
260 Madison Avenue
New York, NY 10016

      Re: **Birch Branch, Inc.**
           Amended Schedule 13E-3
           Filed February 8, 2013 by Birch Branch Inc. et. al.
           File No. 005-81624

           Revised Preliminary Schedule 14C
           Filed February 7, 2013
           File No. 000-50936

Dear Mr. Sass:

We have reviewed your filings and have the following comment.

<u>**Revised Preliminary Information Statement**</u>

<u>Fairness of the Transaction, page 8</u>

1.   We reissue prior comment 3 from our January 22, 2013 letter. We note the added disclosure but you have included conclusory statements without providing any support for those statements. We note your conclusions that negative equity values and continuing decreases in the company's book value led you to believe the merger price is fair. Similarly, you conclude, without describing your basis for doing so, that the merger price is a premium to the company's going concern value: in this respect, we note you have not actually discussed the company's going concern value.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions